Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Hale Capital Partners, LP

Purchase	45,968	$2.032	2/3/2025
Purchase	54,092	$2.458	2/4/2025
Purchase	69,159	$2.473	2/5/2025
Purchase	13,975	$2.505	2/6/2025
Purchase	32,589	$2.503	2/7/2025
Purchase	18,671	$2.505	2/10/2025
Purchase	30,000	$2.505	2/11/2025
Purchase	20,000	$2.400	2/12/2025